UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)

        CREDIT SUISSE ALTERNATIVE CAPITAL MULTI-STRATEGY MASTER FUND, LLC
                       (Name of Subject Company (Issuer))

        CREDIT SUISSE ALTERNATIVE CAPITAL MULTI-STRATEGY MASTER FUND, LLC
                       (Name of Filing Person(s) (Issuer))

                            LIMITED LIABILITY COMPANY
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                                 SANDRA DEGARAY
                     CREDIT SUISSE ALTERNATIVE CAPITAL, INC.
                                11 MADISON AVENUE
                               NEW YORK, NY 10010
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                Communications on Behalf of the Filing Person(s))

                                 With a copy to:
                            MICHAEL S. CACCESE, ESQ.
                                  K&L GATES LLP
                          STATE STREET FINANCIAL CENTER
                               ONE LINCOLN STREET
                                BOSTON, MA 02111

                                OCTOBER 26, 2009
                  As Amended November 19, 2009 and July 1, 2010
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

Transaction Valuation: $90,422,589 (a)   Amount of Filing Fee: $5,045.58 (b)

(a)  Calculated as the aggregate maximum value of Interests being purchased.

(b)  Calculated at $55.80 per $1,000,000 of the Transaction Valuation.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: $1,892.70

     Form or Registration No.: SC TO-I

     Filing Party: Credit Suisse Alternative Capital Multi-Strategy Master Fund, LLC

     Date Filed: October 26, 2009

     Amount Previously Paid: $3,152.88

     Form or Registration No.: SC TO-I/A

     Filing Party: Credit Suisse Alternative Capital Multi-Strategy Master Fund, LLC

     Date Filed: November 19, 2009

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rule 14d-1.

[X]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

AMENDMENT NO. 2 TO TENDER OFFER STATEMENT

     This Amendment No. 2 amends the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed with the Securities and Exchange Commission on October 26, 2009 and amended on November 19, 2009, by Credit Suisse Alternative Capital Multi-Strategy Master Fund, LLC (the "Fund"), relating to the Fund's offer to purchase limited liability company interests in the Fund ("Interest" or "Interests" as the context requires) from members of the Fund ("Members") at their net asset value (that is, the value of the Fund's assets minus its liabilities, multiplied by the proportionate interest in the Fund a Member desires to tender) in an aggregate amount of up to $90,422,589.00 (the "Offer") and constitutes the final amendment pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934.

     Pursuant to the Offer, $93,121,065.68 of Interests were tendered and accepted by the Fund, at a net asset value of $117.681 as determined as of December 31, 2009. Payments were wired on February 18, 2010 to the accounts of tendering Members indicated in their letters of transmittal in accordance with the terms of the Offer.

                                    SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

                                        CREDIT SUISSE ALTERNATIVE CAPITAL
                                        MULTI-STRATEGY MASTER FUND, LLC


                                        By: /s/ Sandra DeGaray
                                            ------------------------------------
                                        Name: Sandra DeGaray
                                        Title: Chief Financial Officer and
                                               Treasurer
                                        June 7, 2010